ARAX HOLDINGS CORP.

Vladimir Leonov
President, Treasurer and Secretary
Arax Holdings Corp.
Salvador Diaz Miron 87, Colonia
Santa Maria La Ribera, Mexico 06400

April 17, 2013

United States
Securities and Exchange Commission
Washington, DC 20549

     Re: Arax Holdings Corporation
         Registration Statement on Form S-1
         File No. 333-185928

Dear Ms. Block;

Arax Holdings Corporation (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 5 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated April 11, 2013, with reference to the Company's registration statement on Form S-1 filed with the Commission on January 8, 2013, as amended on each of February 21, 2013, March 21, 2013, April 1, 2013 and April 11, 2013.

In addition to the Registration Statement, the Company supplementally responds to the Commission's comments as follows:

PROSPECTUS SUMMARY, PAGE 3

ARAX HOLDINGS CORP., PAGE 3

1. We note your revised disclosure in the fourth paragraph of this section and on pages 5 and 24 that, as of January 31, 2013, you had $466.36 in your treasury. This disclosure appears to be inconsistent with your disclosure on page F-13 that you had $1,803 in your treasury as of January 31, 2013. We also note that in your previously filed amendment, filed March 21, 2013, you indicated you had $1,803 of cash on hand as of January 31, 2013. We further note that at page 14 you indicate you had $466.36 of cash on hand as of the date of your prospectus. Please revise for consistency.

Response: We have revised the disclosure in the Prospectus Summary to provide that as of January 31, 2013 we had cash of $1,803 and as of the filing date cash of $8,033.

USE OF PROCEEDS, PAGE 13

2. We note your response to our prior comment 4 that you intend to pay for the offering with loans from your director. Please revise your disclosure on page 13 to clarify that you do not intend to use proceeds from the offering to pay for the cost of the offering and indicate, as you have in the response to us, that you plan to pay the remaining costs of the offering with director loans.

Response: We have revised our document to comply with this comment.

12 MONTH PLAN OF OPERATION, PAGE 16

3. At page 23, you indicate that the previous day's stock will generate profit by the end of the day and will be re-invested the next day. Please revise to state that it is your hope that the stock will generate a profit that could then be re-invested the next day.

Response: The Use of Proceeds has been revised in accordance with the comments of the Commission.

DESCRIPTION OF BUSINESS, PAGE 26

PRODUCT DESCRIPTION, PAGE 27

4. We note your response to our prior comment 7 and reissue. Please revise to state that it is your belief that the wheel switch allows for "easy loading and unloading of product," that the coated glass will increase the speed of cooking and decrease the exterior temperature and that the bun warmer will keep the "buns warm and ready to serve."

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission.

5. On page 27, in the paragraph describing the Cradle Broil-O-Dog Hot Dog Broiler, please revise the disclosure to read it is "our understanding" of how it is supposed to operate. Currently it reads "it is your understanding
     . . . ."

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission.

6. We note your revised disclosure that you intend to move your stands to different locations by using a small pickup truck or a trailer. Please revise to tell us whether you already have such trucks or trailers and, if not, when you intend to purchase them, the associated costs of the trucks or trailers and the source of funds for their purchase or rental. If funds are currently not available for the trucks or trailer purchase or rental, please make that clear.

Response: The Amended Registration Statement has been revised in accordance with the comments of the Commission.

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
SIGNATURES, PAGE II-4

7. We note that you have removed the introductory language for the second signature block on page II-4. Please revise to include the introductory language for the second signature block so that it appears exactly as the second signature block in the Signatures section of Form S-1.

Response: We have include the introductory language for the second signature block so that it appears exactly as the second signature block in the Signatures section of Form S-1.

Sincerely,


/s/ Vladimir Leonov
--------------------------------
Vladimir Leonov
President

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